UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cohen & Steers, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19247A 10 0 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19247A 10 0

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only).

Martin Cohen
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power:

10,336,410
6 Shared Voting Power:

1,340,701
7 Sole Dispositive Power:

10,336,410
8 Shared Dispositive Power:

1,340,701

9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,677,111
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11	Percent of Class Represented by Amount in Row (9)

30.35%*
12	Type of Reporting Person

IN

*	The calculation of the foregoing percentage is based on 38,470,027 shares of common stock outstanding as of November 30, 2006, based on the Cohen & Steers, Inc. Prospectus dated November 30, 2006 filed with the United States Securities and Exchange Commission on December 1, 2006.

Item 1.	a.	Name of Issuer:

Cohen & Steers, Inc. (the “Issuer”)

	b.	Address of Issuer’s Principal Executive Offices:

280 Park Avenue NewYork, NY 10017

Item 2.	a.	Name of Person Filing:

Martin Cohen

	b.	Address of Principal Business Office:

For purposes of this filing, the address of Martin Cohen is:

c/o Cohen & Steers, Inc. 280 Park Avenue NewYork , NY 10017

	c.	Citizenship:

United States of America

	d.	Title of Class of Securities:

Common Stock, par value $0.01 per share

	e.	CUSIP Number:

19247A 10 0

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

	a.	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	b.	☐ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	c.	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	d.	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

	e.	☐ Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	f.	☐ Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	g.	☐ Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	h.	☐ Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	j.	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	a.	Amount Beneficially Owned:

11,677,111 shares of Common Stock, which includes 1,340,701 shares held by the Martin Cohen 1998 Family Trust, of which Mr. Cohen’s spouse is the sole trustee. Mr. Cohen disclaims beneficial ownership of the shares held by the trust.

	b.	Percent of Class:

See Item 11 of the cover page.

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

		ii.	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

		iii.	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

		iv.	Shared power to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification (see Rule 13-1(b) and (c)). N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

/s/ Martin Cohen
Martin Cohen